UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July, 2021

Commission File Number 001-15216

HDFC BANK LIMITED

(Translation of registrant’s name into English)

HDFC Bank House, Senapati Bapat Marg,

Lower Parel, Mumbai. 400 013, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82- Not Applicable                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HDFC BANK LIMITED
(Registrant)

Date: July 22, 2021	By	/s/ Santosh Haldankar
Name: Santosh Haldankar
Title: Sr. Vice President (Legal) & Company Secretary

EXHIBIT INDEX

The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit I

Description

Communication dated July 17, 2021 addressed to The New York Stock Exchange, 11, Wall Street, New York, NY 10005, United States of America (USA) intimating about the Outcome of the Meeting of the Board of Directors of HDFC Bank Limited held on July 17, 2021.

Exhibit I

July 17, 2021

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir,

Sub: Outcome of the meeting of the Board of Directors of HDFC Bank Limited (“the Bank”) held on July 17, 2021

We would like to inform that the Board of Directors, at its meeting held today, approved:

1.

The standalone and consolidated financial results of the Bank for the first quarter (unaudited) ended June 30, 2021. We enclose herewith the aforesaid results, the segment reporting, press release and the report of the Statutory Auditors in this regard.

2.

The issue of standalone Rule 144A/ Reg. S foreign currency denominated Perpetual Debt Instruments as Basel III compliant Additional Tier I capital (“AT1 Bonds”) to foreign (global) investors outside India, on an unsecured basis, on a public or a private placement basis, along with a proposed listing of the AT1 Bonds and other related activities in the course of the financial year 2021- 22, subject to market conditions and applicable approvals.

Kindly take the same on your records.

Yours truly,

For HDFC Bank Limited

Sd/-

Santosh Haldankar

Senior Vice President - Legal & Company Secretary

Encl: a/a.

HDFC BANK LIMITED

CIN : L65920MH1994PLC080618

Sandoz House, Shivsagar Estate, Dr. Annie Besant Road, Worli, Mumbai 400 018.

Website: https://www.hdfcbank.com, Tel.: 022- 6652 1000, Fax: 022- 2496 0739

UNAUDITED STANDALONE FINANCIAL RESULTS FOR THE QUARTER ENDED JUNE 30, 2021

					(₹ in lac)
		Quarter ended			Year ended 31.03.2021
		30.06.2021	31.03.2021	30.06.2020
Particulars		Unaudited	Audited (Refer note 4)	Unaudited	Audited
1	Interest Earned (a)+(b)+(c)+(d)	3048297	3042359	3037797	12085823
	a) Interest / discount on advances / bills	2359273	2381163	2403737	9483454
	b) Income on investments	649314	616633	559764	2321427
	c) Interest on balances with Reserve Bank of India and other inter bank funds	30283	31487	62648	234125
	d) Others	9427	13076	11648	46817
2	Other Income	628850	759391	407531	2520489
3	Total Income (1)+(2)	3677147	3801750	3445328	14606312
4	Interest Expended	1347401	1330344	1471255	5597866
5	Operating Expenses (i)+(ii)	816043	918129	691146	3272262
	i) Employees cost	276558	267885	251344	1036479
	ii) Other operating expenses	539485	650244	439802	2235783
6	Total Expenditure (4)+(5) (excluding Provisions and Contingencies)	2163444	2248473	2162401	8870128
7	Operating Profit before Provisions and Contingencies (3)-(6)	1513703	1553277	1282927	5736184
8	Provisions (other than tax) and Contingencies	483084	469370	389152	1570285
9	Exceptional Items	—	—	—	—
10	Profit / (Loss) from Ordinary Activities before tax (7)-(8)-(9)	1030619	1083907	893775	4165899
11	Tax Expense	257655	265256	227913	1054246
12	Net Profit / (Loss) from Ordinary Activities after tax (10)-(11)	772964	818651	665862	3111653
13	Extraordinary items (net of tax expense)	—	—	—	—
14	Net Profit / (Loss) for the period (12)-(13)	772964	818651	665862	3111653
15	Paid up equity share capital (Face Value of ₹ 1/- each)	55267	55128	54903	55128
16	Reserves excluding revaluation reserves				20316953
17	Analytical Ratios
	(i) Percentage of shares held by Government of India	Nil	Nil	Nil	Nil
	(ii) Capital Adequacy Ratio	19.1%	18.8%	18.9%	18.8%
	(iii) Earnings per share (EPS) (₹) (Face Value of ₹ 1/- each)
	(a) Basic EPS before & after extraordinary items (net of tax expense) - not annualized	14.0	14.9	12.1	56.6
	(b) Diluted EPS before & after extraordinary items (net of tax expense) - not annualized	13.9	14.7	12.1	56.3
	(iv) NPA Ratios
	(a) Gross NPAs	1709851	1508600	1377346	1508600
	(b) Net NPAs	548580	455482	327996	455482
	(c) % of Gross NPAs to Gross Advances	1.47%	1.32%	1.36%	1.32%
	(d) % of Net NPAs to Net Advances	0.48%	0.40%	0.33%	0.40%
	(v) Return on assets (average) - not annualized	0.45%	0.50%	0.44%	1.97%

Regd. Office : HDFC Bank Ltd., HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai - 400013.

Segment information in accordance with the Accounting Standard 17 - Segment Reporting of the operating segments of the Bank is as under:

					(₹ in lac)
		Quarter ended			Year ended 31.03.2021
		30.06.2021	31.03.2021	30.06.2020
Particulars		Unaudited	Audited (Refer note 4)	Unaudited	Audited
1	Segment Revenue
a)	Treasury	864433	803574	800126	3233767
b)	Retail Banking	2697467	2761274	2710162	11021021
c)	Wholesale Banking	1440699	1472812	1418359	5715430
d)	Other Banking Operations	486344	554367	389683	1993753
e)	Unallocated	—	3082	—	3082
	Total	5488943	5595109	5318330	21967053
	Less: Inter Segment Revenue	1811796	1793359	1873002	7360741

	Income from Operations	3677147	3801750	3445328	14606312

2	Segment Results
a)	Treasury	270743	243236	250517	903050
b)	Retail Banking	109036	419239	222005	1057480
c)	Wholesale Banking	535672	446455	364445	1743754
d)	Other Banking Operations	152858	11539	97376	620714
e)	Unallocated	(37690)	(36562)	(40568)	(159099)

	Total Profit Before Tax	1030619	1083907	893775	4165899

3	Segment Assets
a)	Treasury	50692647	51964174	46153925	51964174
b)	Retail Banking	52627989	52199722	46899518	52199722
c)	Wholesale Banking	64890618	62873157	54979292	62873157
d)	Other Banking Operations	6270073	6711608	5664473	6711608
e)	Unallocated	912781	938391	813123	938391

	Total	175394108	174687052	154510331	174687052

4	Segment Liabilities
a)	Treasury	7646558	7627660	7798899	7627660
b)	Retail Banking	113146545	109621782	96820706	109621782
c)	Wholesale Banking	30827241	33811531	29166649	33811531
d)	Other Banking Operations	491736	585765	523185	585765
e)	Unallocated	2033234	2668233	2405425	2668233

	Total	154145314	154314971	136714864	154314971

5	Capital Employed
	(Segment Assets - Segment Liabilities)
a)	Treasury	43046089	44336514	38355026	44336514
b)	Retail Banking	(60518556)	(57422060)	(49921188)	(57422060)
c)	Wholesale Banking	34063377	29061626	25812643	29061626
d)	Other Banking Operations	5778337	6125843	5141288	6125843
e)	Unallocated	(1120453)	(1729842)	(1592302)	(1729842)

	Total	21248794	20372081	17795467	20372081

Business Segments have been identified and reported taking into account the target customer profile, the nature of products and services, the differing risks and returns, the organisation structure, the internal business reporting system and the guidelines prescribed by the RBI.

Notes :

1	Statement of Assets and Liabilities as at June 30, 2021 is given below:

			(₹ in lac)
Particulars	As at 30.06.2021	As at 30.06.2020	As at 31.03.2021
	Unaudited	Unaudited	Audited
CAPITAL AND LIABILITIES
Capital	55267	54903	55128
Reserves and Surplus	21193527	17740564	20316953
Deposits	134582934	118938729	133506022
Borrowings	13127502	11638900	13548733
Other Liabilities and Provisions	6434878	6137235	7260216

Total	175394108	154510331	174687052

ASSETS
Cash and Balances with Reserve Bank of India	10462511	9662537	9734073
Balances with Banks and Money at Call and Short notice	1535458	1301793	2212966
Investments	43613164	37935041	44372829
Advances	114765164	100329886	113283663
Fixed Assets	500538	446411	490932
Other Assets	4517273	4834663	4592589

Total	175394108	154510331	174687052

2

The above financial results have been approved by the Board of Directors at its meeting held on July 17, 2021. The financial results for the quarter ended June 30, 2021 have been subjected to a “Limited Review” by the statutory auditors of the Bank. The report thereon is unmodified.

3

The Bank has applied its significant accounting policies in the preparation of these financial results that are consistent with those followed in the annual financial statements for the year ended March 31, 2021.

4

The figures for the quarter ended March 31, 2021 are the balancing figures between audited figures in respect of the financial year 2020-21 and the published year to date figures upto December 31, 2020.

5

The Board of Directors at its meeting held on June 18, 2021 recommended a dividend of ₹ 6.50 per equity share of face value of ₹ 1 each out of the net profits for the year ended March 31, 2021, subject to approval of the shareholders of the Bank at its ensuing Annual General Meeting. Effect of the proposed dividend has been reckoned in determining capital funds in the computation of capital adequacy ratio as at June 30, 2021.

6	During the quarter ended June 30, 2021, the Bank allotted 1,39,42,616 shares pursuant to the exercise of options under the approved employee stock option schemes.
7

Consequent to the outbreak of the COVID-19 pandemic, the Indian government announced a lockdown in March 2020. Subsequently, the national lockdown was lifted by the government, but regional lockdowns continue to be implemented in areas with a significant number of COVID-19 cases. During the quarter ended June 30, 2021, India experienced a “second wave” of COVID-19, including a significant surge of COVID-19 cases following the discovery of mutant coronavirus variants in the country.

The impact of COVID-19, including changes in customer behaviour and pandemic fears, as well as restrictions on business and individual activities, has led to significant volatility in global and Indian financial markets and a significant decrease in global and local economic activities. The disruptions following the outbreak, have led to a decrease in loan originations, the sale of third party products, the use of credit and debit cards by customers and the efficiency in collection efforts. This may lead to a continued rise in the number of customer defaults and consequently an increase in provisions thereagainst. The extent to which the COVID-19 pandemic will continue to impact the Bank’s results will depend on ongoing as well as future developments, which are highly uncertain, including, among other things, any new information concerning the severity of the COVID-19 pandemic, and any action to contain its spread or mitigate its impact whether government-mandated or elected by us.

8	Details of resolution plan implemented under the Resolution Framework for COVID-19-related Stress as per RBI circular dated August 6, 2020 (Resolution Framework 1.0) are given below:

				₹ in crore except number of accounts

Type of Borrower	(A) Number of accounts where resolution plan has been implemented under this window	(B) Exposure to accounts mentioned at (A) before implementation of the plan	(C) Of (B), aggregate amount of debt that was converted into other securities	(D) Additional funding sanctioned, if any, including between invocation of the plan and implementation	(E) Increase in provisions on account of the implementation of the resolution
Personal Loans	287507	5457.35	—	—	545.74
Corporate persons	1510	1735.30	—	—	318.62
Of which, MSMEs	64	27.08	—	—	2.71
Others	47090	607.92	—	—	60.79

Total	336107	7800.57	—	—	925.15

There were 33 borrower accounts having an aggregate exposure of ₹ 10.64 crore to the Bank, where resolution plans had been implemented and now modified under RBI’s Resolution Framework 2.0 dated May 5, 2021.

9

Other income relates to income (including commission) from non-fund based banking activities, fees, earnings from foreign exchange and derivative transactions, profit and loss (including revaluation) from investments, dividends from subsidiaries and recoveries from accounts previously written off.

10	Figures of the previous periods have been regrouped / reclassified wherever necessary to conform to current period’s classification.
11	₹ 10 lac = ₹ 1 million

₹ 10 million = ₹ 1 crore

Place : Mumbai	Sashidhar Jagdishan
Date : July 17, 2021	Managing Director

HDFC BANK LIMITED

CIN : L65920MH1994PLC080618

Sandoz House, Shivsagar Estate, Dr. Annie Besant Road, Worli, Mumbai 400 018.

Website: https://www.hdfcbank.com, Tel.: 022- 6652 1000, Fax: 022- 2496 0739

UNAUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE QUARTER ENDED JUNE 30, 2021

					(₹ in lacs)
		Quarter ended			Year ended 31.03.2021
		30.06.2021	31.03.2021	30.06.2020
Particulars		Unaudited	Audited (Refer note 4)	Unaudited	Audited
1	Interest Earned (a)+(b)+(c)+(d)	3225376	3260692	3235161	12855240
	a) Interest / discount on advances / bills	2528096	2589859	2597800	10229913
	b) Income on investments	647645	618183	559941	2321162
	c) Interest on balances with Reserve Bank of India and other inter bank funds	32066	33169	64158	241430
	d) Others	17569	19481	13262	62735
2	Other Income	667987	830257	434698	2733288
3	Total Income (1)+(2)	3893363	4090949	3669859	15588528
4	Interest Expended	1421850	1408324	1560849	5924759
5	Operating Expenses (i)+(ii)	870689	980792	740608	3500126
	i) Employees cost	364374	357054	330100	1367667
	ii) Other operating expenses	506315	623738	410508	2132459
6	Total Expenditure (4)+(5) (excluding Provisions and Contingencies)	2292539	2389116	2301457	9424885
7	Operating Profit before Provisions and Contingencies (3)-(6)	1600824	1701833	1368402	6163643
8	Provisions (Other than tax) and Contingencies	536633	575260	434451	1884029
9	Exceptional Items	—	—	—	—
10	Profit / (Loss) from ordinary activities before tax (7)-(8)-(9)	1064191	1126573	933951	4279614
11	Tax Expense	270163	282140	239863	1093937
12	Net Profit / (Loss) from Ordinary Activities after tax (10)-(11)	794028	844433	694088	3185677
13	Extraordinary items (net of tax expense)	—	—	—	—
14	Net Profit / (Loss) for the period (12)-(13)	794028	844433	694088	3185677
15	Less: Share of minority shareholders	1819	1055	1364	2356
16	Consolidated Net Profit / (Loss) for the period (14)-(15)	792209	843378	692724	3183321
17	Paid up equity share capital (Face Value of ₹ 1/- each)	55267	55128	54903	55128
18	Reserves excluding revaluation reserves				20925890
19	Analytical Ratios
	(i) Percentage of shares held by Government of India	Nil	Nil	Nil	Nil
	(ii) Earnings per share (EPS) (₹) (Face Value of ₹ 1/- each)
	(a) Basic EPS before & after extraordinary items (net of tax expense) - not annualized	14.4	15.3	12.6	57.9
	(b) Diluted EPS before & after extraordinary items (net of tax expense) - not annualized	14.3	15.2	12.6	57.6

Regd. Office : HDFC Bank Ltd., HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai - 400013.

Consolidated Segment information in accordance with the Accounting Standard 17 - Segment Reporting of the operating segments of the Bank is as under:

					(₹ in lacs)

		Quarter ended			Year ended 31.03.2021
		30.06.2021	31.03.2021	30.06.2020
Particulars		Unaudited	Audited (Refer note 4)	Unaudited	Audited
1	Segment Revenue
a)	Treasury	864433	803574	800126	3233767
b)	Retail Banking	2697467	2761274	2710162	11021021
c)	Wholesale Banking	1440699	1472812	1418359	5715430
d)	Other Banking Operations	702560	843566	614214	2975969
e)	Unallocated	—	3082	—	3082
	Total	5705159	5884308	5542861	22949269
	Less: Inter Segment Revenue	1811796	1793359	1873002	7360741

	Income from Operations	3893363	4090949	3669859	15588528

2	Segment Results
a)	Treasury	270743	243236	250517	903050
b)	Retail Banking	109036	419239	222005	1057480
c)	Wholesale Banking	535672	446455	364445	1743754
d)	Other Banking Operations	186430	54205	137552	734429
e)	Unallocated	(37690)	(36562)	(40568)	(159099)

	Total Profit Before Tax and Minority Interest	1064191	1126573	933951	4279614

3	Segment Assets
a)	Treasury	50692647	51964174	46153925	51964174
b)	Retail Banking	52627989	52199722	46899518	52199722
c)	Wholesale Banking	64890618	62873157	54979292	62873157
d)	Other Banking Operations	11406952	11975219	10779377	11975219
e)	Unallocated	912781	938391	813123	938391

	Total	180530987	179950663	159625235	179950663

4	Segment Liabilities
a)	Treasury	7646558	7627660	7798899	7627660
b)	Retail Banking	113146545	109621782	96820706	109621782
c)	Wholesale Banking	30827241	33811531	29166649	33811531
d)	Other Banking Operations	4935981	5177164	5014782	5177164
e)	Unallocated	2033234	2668232	2405425	2668232

	Total	158589559	158906369	141206461	158906369

5	Capital Employed
	(Segment Assets - Segment Liabilities)
a)	Treasury	43046089	44336514	38355026	44336514
b)	Retail Banking	(60518556)	(57422060)	(49921188)	(57422060)
c)	Wholesale Banking	34063377	29061626	25812643	29061626
d)	Other Banking Operations	6470971	6798055	5764595	6798055
e)	Unallocated	(1120453)	(1729841)	(1592302)	(1729841)

	Total	21941428	21044294	18418774	21044294

Business Segments have been identified and reported taking into account the target customer profile, the nature of products and services, the differing risks and returns, the organisation structure, the internal business reporting system and the guidelines prescribed by the RBI.

Notes :

1	Consolidated Statement of Assets and Liabilities as at June 30, 2021 is given below:

			(₹ in lacs)

Particulars	As at 30.06.2021	As at 30.06.2020	As at 31.03.2021
	Unaudited	Unaudited	Audited
CAPITAL AND LIABILITIES
Capital	55267	54903	55128
Reserves and Surplus	21821709	18304694	20925890
Minority Interest	64452	59177	63276
Deposits	134487389	118727997	133372087
Borrowings	17259080	15968123	17769675
Other Liabilities and Provisions	6843090	6510341	7764607

Total	180530987	159625235	179950663

ASSETS
Cash and balances with Reserve Bank of India	10465660	9664986	9737035
Balances with Banks and Money at Call and Short notice	1764759	1380416	2390216
Investments	43064532	37725874	43882311
Advances	119787580	105368253	118528352
Fixed Assets	518657	466205	509956
Other Assets	4929799	5019501	4902793

Total	180530987	159625235	179950663

2

The above financial results represent the consolidated financial results for HDFC Bank Limited and its subsidiaries constituting the ‘Group’. These financial results have been approved by the Board of Directors of the Bank at its meeting held on July 17, 2021. The financial results for the quarter ended June 30, 2021 have been subjected to a “Limited Review” by the statutory auditors of the Bank. The report thereon is unmodified.

3

The Group has applied its significant accounting policies in the preparation of these financial results that are consistent with those followed in the annual financial statements for the year ended March 31, 2021.

4

The figures for the quarter ended March 31, 2021 are the balancing figures between audited figures in respect of the financial year 2020-21 and the published year to date figures upto December 31, 2020.

5

The Board of Directors at its meeting held on June 18, 2021 recommended a dividend of ₹ 6.50 per equity share of face value of ₹ 1 each out of the net profits for the year ended March 31, 2021, subject to approval of the shareholders of the Bank at its ensuing Annual General Meeting. Effect of the proposed dividend has been reckoned in determining capital funds in the computation of capital adequacy ratio as at June 30, 2021.

6

Consequent to the outbreak of the COVID-19 pandemic, the Indian government announced a lockdown in March 2020. Subsequently, the national lockdown was lifted by the government, but regional lockdowns continue to be implemented in areas with a significant number of COVID-19 cases. During the quarter ended June 30, 2021, India experienced a “second wave” of COVID-19, including a significant surge of COVID-19 cases following the discovery of mutant coronavirus variants in the country.

The impact of COVID-19, including changes in customer behaviour and pandemic fears, as well as restrictions on business and individual activities, has led to significant volatility in global and Indian financial markets and a significant decrease in global and local economic activities. The disruptions following the outbreak, have led to a decrease in loan originations, the sale of third party products, the use of credit and debit cards by customers and the efficiency in collection efforts. This may lead to a continued rise in the number of customer defaults and consequently an increase in provisions thereagainst. The extent to which the COVID-19 pandemic will continue to impact the Group’s results will depend on ongoing as well as future developments, which are highly uncertain, including, among other things, any new information concerning the severity of the COVID-19 pandemic, and any action to contain its spread or mitigate its impact whether government-mandated or elected by us.

7

In accordance with the RBI guidelines, banks are required to make consolidated Pillar 3 disclosures including leverage ratio and liquidity coverage ratio under the Basel III Framework. These disclosures are available on the Bank’s website at the following link: http://www.hdfcbank.com/aboutus/basel_disclosures/ default.htm. The disclosures have not been subjected to audit or review by the statutory auditors.

8	Figures of the previous periods have been regrouped / reclassified wherever necessary to conform to current period’s classification.
9	₹ 10 lac = ₹ 1 million

₹ 10 million = ₹ 1 crore

Place : Mumbai Date : July 17, 2021	Sashidhar Jagdishan Managing Director

NEWS RELEASE	HDFC Bank Ltd. HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013. CIN: L65920MH1994PLC080618

HDFC Bank Limited

FINANCIAL RESULTS (INDIAN GAAP) FOR THE QUARTER ENDED JUNE 30, 2021

The Board of Directors of HDFC Bank Limited approved the Bank’s (Indian GAAP) results for the quarter ended June 30, 2021, at its meeting held in Mumbai on Saturday, July 17, 2021. The accounts have been subjected to a ‘Limited Review’ by the statutory auditors of the Bank.

STANDALONE FINANCIAL RESULTS:

Profit & Loss Account: Quarter ended June 30, 2021

The Bank’s net revenues (net interest income plus other income) increased by 18.0% to ₹ 23,297.5 crore for the quarter ended June 30, 2021 from ₹ 19,740.7 crore for the quarter ended June 30, 2020. Net interest income (interest earned less interest expended) for the quarter ended June 30, 2021 grew to ₹ 17,009.0 crore from ₹ 15,665.4 crore for the quarter ended June 30, 2020, driven by advances growth of 14.4%, and a core net interest margin of 4.1%. The Bank’s continued focus on deposits helped in the maintenance of a healthy liquidity coverage ratio at 126%, well above the regulatory requirement.

During the quarter, the country was hit by a “second wave” of COVID-19, with a significant surge in cases following the discovery of mutant coronavirus strains. While there was an improvement towards the end, business activities remained curtailed for almost two thirds of the quarter. These disruptions led to a decrease in retail loan originations, sale of third party products, card spends and efficiency in collection efforts. The lower business volumes, coupled with higher slippages, resulted in lower revenues, as well as an enhanced level of provisioning.

Other income (non-interest revenue) at ₹ 6,288.5 crore was 27.0% of net revenues for the quarter ended June 30, 2021 and grew by 54.3% over ₹ 4,075.3 crore in the corresponding quarter of the previous year. The four components of other income for the quarter ended June 30, 2021 were fees & commissions of ₹ 3,885.4 crore (₹ 2,230.7 crore in the corresponding quarter of the previous year), foreign exchange & derivatives revenue of ₹ 1,198.7 crore (₹ 436.6 crore in the corresponding quarter of the previous year), gain on sale / revaluation of investments of ₹ 601.0 crore (₹ 1,086.7 crore in the corresponding quarter of the previous year) and miscellaneous income, including recoveries and dividend, of ₹ 603.5 crore (₹ 321.3 crore in the corresponding quarter of the previous year).

NEWS RELEASE	HDFC Bank Ltd. HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013. CIN: L65920MH1994PLC080618

Operating expenses for the quarter ended June 30, 2021 were ₹ 8,160.4 crore, an increase of 18.1% over ₹ 6,911.5 crore during the corresponding quarter of the previous year. The cost-to-income ratio for the quarter was at 35.0%.

Pre-provision Operating Profit (PPOP) at ₹ 15,137.0 crore grew by 18.0% over the corresponding quarter of the previous year.

Provisions and contingencies for the quarter ended June 30, 2021 were ₹ 4,830.8 crore (consisting of specific loan loss provisions of ₹ 4,219.7 crore and general and other provisions of ₹ 611.1 crore) as against ₹ 3,891.5 crore (consisting of specific loan loss provisions of ₹ 2,739.8 crore and general and other provisions of ₹ 1,151.7 crore) for the quarter ended June 30, 2020. Total provisions for the current quarter included contingent provisions of approximately ₹ 600 crore.

As mentioned earlier, the “second wave” of COVID-19 disrupted business activities for close to two thirds of the quarter, leading to a decrease in the efficiency in collection efforts, and a higher level of provisions. The total credit cost ratio was thus at 1.67%, as compared to 1.64% for the quarter ending March 31, 2021 and 1.54% for the quarter ending June 30, 2020.

Profit before tax (PBT) for the quarter ended June 30, 2021 at ₹ 10,306.2 crore grew by 15.3% over corresponding quarter of the previous year. After providing ₹ 2,576.6 crore for taxation, the Bank earned a net profit of ₹ 7,729.6 crore, an increase of 16.1% over the quarter ended June 30, 2020.

Balance Sheet: As of June 30, 2021

Total balance sheet size as of June 30, 2021 was ₹ 1,753,941 crore as against ₹ 1,545,103 crore as of June 30, 2020, a growth of 13.5%.

Total deposits as of June 30, 2021 were ₹ 1,345,829 crore, an increase of 13.2% over June 30, 2020. CASA deposits grew by 28.1% with savings account deposits at ₹ 426,132 crore and current account deposits at ₹ 185,669 crore. Time deposits were at ₹ 734,029 crore, an increase of 3.1% over the corresponding quarter of the previous year, resulting in CASA deposits comprising 45.5% of total deposits as of June 30, 2021.

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Total advances as of June 30, 2021 were ₹ 1,147,652 crore, an increase of 14.4% over June 30, 2020. As per the Bank’s internal business classification, retail loans grew by 9.3%, commercial and rural banking loans grew by 25.1% and other wholesale loans grew by 10.2%. Overseas advances constituted 3% of total advances.

Capital Adequacy:

The Bank’s total Capital Adequacy Ratio (CAR) as per Basel III guidelines was at 19.1% as on June 30, 2021 (18.9% as on June 30, 2020) as against a regulatory requirement of 11.075% which includes Capital Conservation Buffer of 1.875%, and an additional requirement of 0.20% on account of the Bank being identified as a Domestic Systemically Important Bank (D-SIB). Tier 1 CAR was at 17.9% as of June 30, 2021 compared to 17.5% as of June 30, 2020. Common Equity Tier 1 Capital ratio was at 17.2% as of June 30, 2021. Risk-weighted Assets were at ₹ 1,153,559 crore (as against ₹ 1,010,774 crore as at June 30, 2020).

NETWORK

As of June 30, 2021, the Bank’s distribution network was at 5,653 branches and 16,291 ATMs / Cash Deposit & Withdrawal Machines (CDMs) across 2,917 cities / towns as against 5,326 branches and 14,996 ATMs / CDMs across 2,825 cities / towns as of June 30, 2020. 50% of our branches are in semi-urban and rural areas. In addition, we have 15,912 business correspondents, which are primarily manned by Common Service Centres (CSC) as against 6,546 business correspondents as of June 30, 2020. Number of employees were at 123,473 as of June 30, 2021 (as against 115,822 as of June 30, 2020).

ASSET QUALITY

Gross non-performing assets were at 1.47% of gross advances as on June 30, 2021, (1.3% excluding NPAs in the agricultural segment) as against 1.32% as on March 31, 2021 (1.2% excluding NPAs in the agricultural segment) and 1.36% as on June 30, 2020 (1.2% excluding NPAs in the agricultural segment). Net non-performing assets were at 0.48% of net advances as on June 30, 2021.

NEWS RELEASE	HDFC Bank Ltd. HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013. CIN: L65920MH1994PLC080618

The Bank held floating provisions of ₹ 1,451 crore and contingent provisions of ₹ 6,596 crore as on June 30, 2021. Total provisions (comprising specific, floating, contingent and general provisions) were 146% of the gross non-performing loans as on June 30, 2021.

SUBSIDIARIES

The Bank’s subsidiary companies prepare their financial results in accordance with the notified Indian Accounting Standards (‘Ind-AS’). The Bank for the purposes of its statutory compliance prepares and presents its financial results under Indian GAAP. Hence the Bank’s subsidiary companies, for the purposes of the consolidated financial results of the Bank, prepare ‘fit-for-consolidation information’ based on the recognition and measurement principles as per Indian GAAP. The financial numbers of the Bank’s subsidiary companies mentioned herein below are in accordance with Indian GAAP.

HDFC Securities Limited (HSL) is amongst the leading retail broking firms in India. As on June 30, 2021, the Bank held 96.3% stake in HSL.

For the quarter ended June 30, 2021, HSL’s total income grew by 67.3% to ₹ 457.8 crore, as against ₹ 273.7 crore for the quarter ended June 30, 2020. Profit after tax for the quarter grew by 94.9% to ₹ 260.6 crore, as against ₹ 133.7 crore for the quarter ended June 30, 2020.

As on June 30, 2021, HSL had 215 branches across 147 cities / towns in the country.

HDB Financial Services Limited (HDBFSL) is a non-deposit taking non-banking finance company (‘NBFC’) offering wide range of loans and asset finance products to individuals, emerging businesses and micro enterprises. As on June 30, 2021, the Bank held 95.1% stake in HDBFSL.

As mentioned before, with the country being hit by a “second wave” of COVID-19, business activities remained curtailed for almost two thirds of the quarter. These disruptions led to a decrease in loan originations as well as efficiency in collection efforts. This has resulted in muted business volumes, revenues, as well as a higher provisioning.

NEWS RELEASE	HDFC Bank Ltd. HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013. CIN: L65920MH1994PLC080618

The total loan book was ₹ 57,390 crore as on June 30, 2021 as against ₹ 56,613 crore as on June 30, 2020. Liquidity coverage ratio was healthy at 242%, well above the regulatory requirement.

For the quarter ended June 30, 2021, HDBFSL’s net income was at ₹ 1,655.8 crore as against ₹ 1,609.7 crore for the quarter ended June 30, 2020. Pre-provision Operating Profit (PPOP) was ₹ 643.6 crore as against ₹ 759.9 crore for the quarter ended June 30, 2020.

Provisions and contingencies for the quarter were at ₹ 472.4 crore as against ₹ 453.5 crore for the quarter ended June 30, 2020. Profit after tax for the quarter ended June 30, 2021 was ₹ 130.6 crore compared to ₹ 232.7 crore for the quarter ended June 30, 2020.

As on June 30, 2021, Gross NPA based on the approach used for NBFCs was 7.75% as against 2.86% on June 30, 2020 and 3.89% as on March 31, 2021.

Total CAR was at 19.8% with Tier-I CAR at 14.9%. As on June 30, 2021, HDBFSL had 1,321 branches across 957 cities / towns.

CONSOLIDATED FINANCIAL RESULTS

The consolidated net profit for the quarter ended June 30, 2021 was ₹ 7,922 crore, up 14.4%, over the quarter ended June 30, 2020. Consolidated advances grew by 13.7% from ₹ 1,053,683 crore as on June 30, 2020 to ₹ 1,197,876 crore as on June 30, 2021.

Note:

₹ = Indian Rupees

1 crore = 10 million

All figures and ratios are in accordance with Indian GAAP unless otherwise specified.

BSE: 500180

NSE: HDFCBANK

NYSE: HDB

NEWS RELEASE	HDFC Bank Ltd. HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013. CIN: L65920MH1994PLC080618

Certain statements are included in this release which contain words or phrases such as “will,” “aim,” “will likely result,” “believe,” “expect,” “will continue,” “anticipate,” “estimate,” “intend,” “plan,” “contemplate,” “seek to,” “future,” “objective,” “goal,” “project,” “should,” “will pursue” and similar expressions or variations of these expressions, that are “forward-looking statements.” Actual results may differ materially from those suggested by the forward-looking statements due to certain risks or uncertainties associated with our expectations with respect to, but not limited to, our ability to implement our strategy successfully, the market acceptance of and demand for various banking services, future levels of our non-performing loans, our growth and expansion, the adequacy of our allowance for credit and investment losses, technological changes, volatility in investment income, our ability to market new products, cash flow projections, the outcome of any legal, tax or regulatory proceedings in India and in other jurisdictions we are or become a party to, the future impact of new accounting standards, our ability to pay dividends, the impact of changes in banking regulations and other regulatory changes on us in India and other jurisdictions, our ability to roll over our short-term funding sources and our exposure to market and operational risks. By their nature, certain of the market risk disclosures are only estimates and could be materially different from what may actually occur in the future. As a result, actual future gains, losses or impact on net income could materially differ from those that have been estimated. In addition, other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to: general economic and political conditions, instability or uncertainty in India and the other countries which have an impact on our business activities or investments caused by any factor, including terrorist attacks in India, the United States or elsewhere, anti-terrorist or other attacks by the United States, a United States-led coalition or any other country, tensions between India and Pakistan related to the Kashmir region or between India and China, military armament or social unrest in any part of India; the monetary and interest rate policies of the government of India, natural calamities, inflation, deflation, unanticipated turbulence in interest rates, foreign exchange rates, equity prices or other rates or prices; the performance of the financial markets in India and globally, changes in Indian and foreign laws and regulations, including tax, accounting and banking regulations, changes in competition and the pricing environment in India, and regional or general changes in asset valuations.

For more information please log on to: www.hdfcbank.com

For media queries please contact:

Rajiv Banerjee

Vertical Head, Corporate Communication

HDFC Bank Ltd., Mumbai.

Tel: 91 - 22 - 6652 1307 (D) / 6652 1000 (B)

Mobile: +91 9920454102

rajivshiv.banerjee@hdfcbank.com

For investor queries please contact:

Ajit Shetty

HDFC Bank Ltd., Mumbai.

Tel: 91 - 22 - 6652 1054 (D) / 6652 1000 (B)

ajit.shetty@hdfcbank.com